Drexel Hamilton Mutual Funds
45 Rockefeller Plaza, Suite 2000
New York, New York 10111

October 2, 2012

FILED VIA EDGAR

Mr. Larry Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds (the "Trust") – Drexel Hamilton Multi-Asset Real Return Fund ("the Fund")
File Nos.: 333-173306 and 811-22545
REQUEST FOR ACCELERATION

Dear Mr. Greene:

The Company respectfully requests, pursuant to Rule 461(a) under the 1933 Act, that the effective date of Post-Effective Amendment No. 2 to the Registration Statement of the Trust filed on Form N-1A on Tuesday, October 2, 2012, which filing responds to comments of the Staff of the Securities and Exchange Commission with respect to Post-Effective Amendment No. 1 to the Registration Statement of the Trust, be accelerated so that the Registration Statement may become effective on October 3, 2012 or as soon as practicable thereafter.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from ALPS Distributors, Inc., the principal underwriter of the Fund's shares, requesting that the effective date of Post-Effective Amendment No. 2 be accelerated so that the Registration Statement may become effective on October 3, 2012 or as soon as practicable thereafter.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (212) 918-4710.

Sincerely,

/s/ Andrew Bang
Andrew Bang
President and Treasurer
Drexel Hamilton Mutual Funds

October 2, 2012

FILED VIA EDGAR

Mr. Larry Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Drexel Hamilton Mutual Funds (the "Trust") – Drexel Hamilton Multi-Asset Real Return Fund ("the Fund")
File Nos.: 333-173306 and 811-22545 REQUEST FOR ACCELERATION

Ladies and Gentlemen:

On behalf of ALPS Distributors, Inc. (the "Distributor") transmitted herewith for filing with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), is the Trust's Registration Statement (the "Registration Statement") on Form N-1A, together with exhibits thereto.

As Vice President of the Distributor, and as contemplated by Rule 461(a) under the Act, I hereby make a written request for the acceleration of the Registration Statement's effectiveness on October 3, 2012. I am aware of the accompanying obligations under the Act.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call me at (720) 917-0641.

Sincerely,

/s/ Paul F. Leone

Paul F. Leone
Vice President, ALPS Distributors, Inc.